Exhibit 99.1

Media Release
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO OR IN THE UNITED STATES, CANADA, AUSTRALIA, JAPAN, SOUTH AFRICA OR ANY OTHER STATE OR JURISDICTION IN WHICH SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL. NOT FOR DISTRIBUTION TO ANY U.S. PERSON. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THIS PRESS RELEASE.

QIAGEN N.V. launches non-US offering of net share settled convertible bonds

Venlo, The Netherlands, September 3, 2024 – The Managing Board and Supervisory Board of QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) ("QIAGEN" or the "Company") have resolved today to issue senior, unsecured net share settled convertible bonds, which may be converted, in part, into ordinary shares of the Company ("Shares"), due 2031 (the "Bonds").

The Company intends to issue the Bonds in minimum denominations of USD 200,000 each, in an aggregate volume of USD 450 million and in reliance on Regulation S through a private placement to institutional investors that are not U.S. persons only outside the United States of America, Australia, South Africa and Japan (the "Offering"). The number of Shares underlying the Bonds will be approximately 6.9 million, representing approximately 3.1% of the Company's current issued and outstanding share capital (subject to any adjustment of the conversion ratio pursuant to the terms and conditions of the Bonds).

The Company plans to issue the Bonds with a maturity of 7 years. The Bonds will be issued at par, will pay a coupon between 2.125% – 2.625% per annum, payable semi-annually in arrear and will, unless previously converted, redeemed or repurchased and cancelled, be redeemed at par at maturity. The Company may redeem all, but not some only, of the Bonds outstanding at par plus accrued interest with effect on or after October 1, 2029 if the price of a Share is equal to or exceeds 150% of the prevailing conversion price on each trading day within a certain period, or if 20% or less of the aggregate principal amount of the Bonds originally issued are outstanding and held by persons other than the Company and its subsidiaries. Holders of the Bonds will be entitled to require an early redemption of their Bonds on the fifth anniversary of their issue, at par value plus accrued interest. The initial conversion price is expected to be set at a 42.5% to 47.5% premium over the reference share price which will be equal to the volume weighted average price of the Shares on the New York Stock Exchange today, September 3, 2024.

The final terms of the Bonds will be expected to be determined later today, September 3, 2024 and will be announced in a separate press release.

In the event of an exercise of their conversion right, holders of the Bonds will receive a cash amount equivalent to the par value of the Bonds, plus a number of Shares such that the sum of the cash amount and value of Shares delivered is equivalent to the value of the Shares underlying the Bonds, as determined in the terms and conditions.

The expected settlement date of the Bonds is September 10, 2024, and application will be made for the Bonds to be admitted to trading on the Open Market (Freiverkehr) segment of the Frankfurt Stock Exchange.

QIAGEN intends to use the proceeds for general corporate purposes, including the refinancing of existing indebtedness.

In connection with the Offering, QIAGEN will agree not to sell any securities that are substantially similar to the Bonds or its Shares for a lock-up period ending 90 calendar days following the settlement date, subject to certain exceptions and waiver by the Joint Global Coordinators.

BofA Securities Europe, Deutsche Bank and Goldman Sachs Bank Europe are acting as Joint Global Coordinators and Joint Bookrunners alongside BNP PARIBAS, Citigroup and J.P. Morgan on the issue of the Bonds.

QIAGEN N.V.
Hulsterweg 82
5912 PL Venlo
The Netherlands

ISIN: NL0015001WM6
Frankfurt Stock Exchange, Regulated Market (Prime Standard)

For further information, please contact:

Investor Relations		Public Relations
John Gilardi	+49 2103 29 11711	Dr. Thomas Theuringer	+49 2103 29 11826
Domenica Martorana	+49 2103 29 11244	Lisa Mannagottera	+49 2103 29 14181
e-mail: ir@QIAGEN.com		e-mail: pr@QIAGEN.com

Disclaimer:

The contents of this press release have been prepared by and are the sole responsibility of QIAGEN and the information contained in this press release is for background purposes only and does not purport to be full or complete. No reliance may be placed by any person for any purpose on the information contained in this press release or its accuracy, fairness or completeness.

The distribution of this press release and the offer and sale of the Bonds in certain jurisdictions may be restricted by law. The Bonds may not be offered to the public in any jurisdiction in circumstances which would require the preparation or registration of any prospectus or offering document relating to the Bonds in such jurisdiction. No action has been taken by QIAGEN or any other party involved in the offering or any of their respective affiliates that would permit an offering of the Bonds or possession or distribution of this press release or any other offering or publicity material relating to such securities in any jurisdiction where action for that purpose is required. Persons into whose possession this press release comes are required to inform themselves about and to observe any such restrictions.

This press release is for information purposes only and does not constitute or form a part of an offer to sell or a solicitation of an offer to purchase any security of QIAGEN in the United States or in any other jurisdiction where such offer or solicitation is unlawful. The Bonds described in this press release have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or any applicable state or foreign securities laws. The securities described in this press release may not be offered or sold in the United States or to any U.S. person absent registration or an exemption from the registration requirements of the Securities Act. There shall be no public offering of the Bonds in the United States.

Neither this press release nor any copy of it may be taken, transmitted or distributed, directly or indirectly in or into the United States, Canada, Australia, Japan, South Africa or any other state or jurisdiction in which such action would be unlawful. Any failure to comply with this restriction may constitute a violation of United States, Canadian, Australian, Japanese, South African or other applicable securities laws.

For readers in the European Economic Area: This communication is only addressed to and directed at persons who are qualified investors as defined in Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (the "Prospectus Regulation").

For readers in the United Kingdom: This communication is directed only at Qualified Investors within the meaning of Regulation (EU) 2017/1129 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 (the "EUWA") who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended

(the "Order") or (ii) who fall within Article 49(2)(a) to (d) of the Order, and (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). This communication must not be acted on or relied on (i) in the United Kingdom, by persons who are not relevant persons, and (ii) in any member state of the European Economic Area, by persons who are not Qualified Investors. The Bonds are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Bonds will be engaged in only with, relevant persons.

The Joint Bookrunners are acting exclusively for QIAGEN and no-one else in connection with the Offering. They will not regard any other person as their respective clients in relation to the Offering and will not be responsible to anyone other than QIAGEN for providing the protections afforded to their respective clients, nor for providing advice in relation to the Offering, the contents of this press release or any transaction, arrangement or other matter referred to herein.

None of the Joint Bookrunners or any of their affiliates, or their or their affiliates' respective directors, officers, employees, advisers or agents accepts any responsibility or liability whatsoever for or makes any representation or warranty, express or implied, as to the truth, accuracy or completeness of the information in this press release (or whether any information has been omitted from the press release) or any other information relating to QIAGEN, its subsidiaries or associated companies, whether written, oral or in a visual or electronic form, and howsoever transmitted or made available or for any loss howsoever arising from any use of this press release or its contents or otherwise arising in connection therewith.

In connection with the Offering, the Joint Bookrunners and any of their affiliates, may take up a portion of the Bonds in the Offering as a principal position and in that capacity may retain, purchase, sell, offer to sell for their own accounts or for the accounts of their clients such Bonds and other securities of the Company or related investments in connection with the Offering or otherwise. Accordingly, references herein to the Bonds being issued, offered, subscribed, acquired, placed or otherwise dealt in should be read as including any issue or offer to, or subscription, acquisition, placing or dealing by, the Joint Bookrunners and any of their affiliates acting in such capacity. In addition, the Joint Bookrunners and any of their affiliates may enter into financing arrangements (including swaps or contracts for differences) with investors in connection with which the Joint Bookrunners and any of their affiliates may from time to time acquire, hold or dispose of Bonds. The Joint Bookrunners do not intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligations to do so.

MiFID II professionals / ECPs-only (all distribution channels) / No PRIIPs KID / No sales to retail investors in the EEA and the UK

Solely for the purposes of the product governance requirements contained within: (a) EU Directive 2014/65/EU on markets in financial instruments, as amended ("MiFID II"); (b) Articles 9 and 10 of Commission Delegated Directive (EU) 2017/593 supplementing MiFID II; and (c) local implementing measures (together, the "MiFID II Product Governance Requirements"), and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any "manufacturer" (for the purposes of the MIFID II Product Governance Requirements) may otherwise have with respect thereto, the Bonds have been subject to a product approval process which has led to the conclusion that: (i) the target market for the Bonds is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, "MiFID II"); and (ii) all channels for distribution of the Bonds to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Bonds (a "distributor") should take into consideration the manufacturers' target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Bonds (by either adopting or refining the manufacturers' target market assessment) and determining appropriate distribution channels.

The target market assessment is without prejudice to the requirements of any contractual or legal selling restrictions in relation to any offering of the Bonds and/or the underlying shares. For the avoidance of doubt, the target market assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of MiFID II; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any other action whatsoever with respect to the Bonds.

The Bonds are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area ("EEA") or United Kingdom ("UK"). For these purposes, a retail investor means (a) in the EEA, a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97 as amended or superseded (the "Insurance Mediation Directive"), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a Qualified Investor as defined in the Prospectus Regulation and (b) in the UK, a person who is one (or more) of (i) a retail client within the meaning of Regulation (EU) No. 2017/565 as it forms part of UK domestic law by virtue of the EUWA or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 of the UK (the "FSMA") and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of regulation (EU) No. 600/2014 as it forms part of UK domestic law by virtue of the EUWA. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the "EU PRIIPs Regulation") or the EU PRIIPS Regulation as it forms part of UK domestic law by virtue of the EUWA (the "UK PRIIPS Regulation") for offering or selling the Bonds or otherwise making them available to retail investors in the EEA or UK has been prepared and therefore offering or selling the Bonds or otherwise making them available to any retail investor in the EEA or the UK may be unlawful under the EU PRIIPs Regulation and/or the UK PRIIPs Regulation.